UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

Date: March 25, 2024

Commission File Number: 001-41338

IperionX Limited
(Translation of registrant’s name into English)

129 W Trade Street, Suite 1405
Charlotte, North Carolina
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

This Amendment (the “Amendment”) to the Current Report on Form 6-K originally filed by IperionX Limited (the “Company”) with the Securities and Exchange Commission on March 21, 2024 (the “Original Form 6-K”) is being furnished solely for the purpose of correcting the cover page of the Original Form 6-K in order to add a correct date, removing certain reports required under the Australian regulations and making clean up changes. Except as specifically described in this explanatory note, this Amendment does not amend, modify or update any other disclosures contained in the Original Form 6-K.

EXHIBIT INDEX

The following exhibits are filed as part of this Form 6-K:

Exhibit	Description

99.1	Unaudited Condensed Consolidated Financial Statements for the Interim Periods Ended December 31, 2023 and 2022
101.INS	Inline XBRL Instance Document. (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document).
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IPERIONX LIMITED
(registrant)

Date: March 25, 2024	By: /s/ Marcela Castro
Name: Marcela Castro
Title: Chief Financial Officer